SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D [Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 14)
AMDOCS LIMITED (Name of Issuer)
Ordinary Shares, par value £0.01 (Title of Class of Securities)
G02602 10 3 (CUSIP Number)
Wayne Wirtz, Esq. AT&T Inc. 208 S. Akard St., Room 3024 Dallas, TX 75202 (214) 757-3344 (Name and Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
August 21, 2009 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP NO. G02602 10 3		13D	Page 2 of 10 Pages
1		NAME OF REPORTING PERSON	AT&T Inc.
(formerly known as SBC Communications Inc.)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	6,200,000
	8	SHARED VOTING POWER	37,767,152
	9	SOLE DISPOSITIVE POWER	6,200,000
	10	SHARED DISPOSITIVE POWER	37,767,152
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,967,152
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	4.8%
14		TYPE OF REPORTING PERSON (see instructions)	HC

CUSIP NO. G02602 10 3		13D	Page 3 of 10 Pages
1		NAME OF REPORTING PERSON	AT&T International, Inc.
(formerly known as SBC International, Inc.)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	3,267,152
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	3,267,152
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,267,152
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	1.6%
14		TYPE OF REPORTING PERSON (see instructions)	CO

CUSIP NO. G02602 10 3		13D	Page 4 of 10 Pages
1		NAME OF REPORTING PERSON	AT&T Option Delivery, LLC.
(formerly known as SBC Option Delivery L.L.C.)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	500,000
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	500,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.2%
14		TYPE OF REPORTING PERSON (see instructions)	OO

AMENDMENT NO. 14 TO SCHEDULE 13D
RELATING TO ORDINARY SHARES
OF AMDOCS LIMITED

This statement on Schedule 13D filed on February 22, 2000 (the "Original 13D"), as amended by Amendment No. 1 filed on February 22, 2001, Amendment No. 2 filed on February 27, 2001, Amendment No. 3 filed on June 21, 2001, Amendment No. 4 filed on December 7, 2001, Amendment No. 5 filed on December 7, 2001, Amendment No. 6 filed on January 31, 2002, Amendment No. 7 filed on September 9, 2002, Amendment No. 8 filed on November 14, 2002, Amendment No. 9 filed on June 17, 2004, Amendment No. 10 filed on September 27, 2004, Amendment No. 11 filed on December 28, 2004, Amendment No. 12 filed on November 3, 2005, by AT&T Inc. (formerly known as SBC Communications Inc.) ("AT&T"), and Amendment No. 13 filed on March 21, 2007, is hereby further amended to report a change in ownership of shares of Amdocs Limited (the "Company").

Item 1.	Security and Issuer.

This statement relates to the Ordinary Shares, par value £0.01 (the "Shares"), of Amdocs Limited, a company organized under the laws of the Island of Guernsey. The Shares trade on the New York Stock Exchange under the symbol "DOX". The principal executive office of the Company is Suite 5, Tower Hill House Le Bordage, St. Peter Port, Island of Guernsey, XO GY1 3QT.

Item 2.	Identity and Background.

(c)
The name, and principal occupations of each executive officer and director of AT&T, AT&T International, Inc. (“ATTI”), and AT&T Hedging Management, LLC (formerly known as SBC Hedging Management L.L.C.) (as manager of AT&T Option Delivery, LLC (“ATTOD”)) are set forth in Exhibit 1 hereto, and incorporated herein by reference. The principal business address for the named individuals on Exhibit 1 is 208 S. Akard St., Room 3241, Dallas, Texas, 75202, USA.

(f)	Each of the directors and executive officers listed in Exhibit 1 herein are citizens of the United States, except Jaime Chico Pardo (Director, AT&T Inc.), who is a citizen of Mexico.

Item 3.  Source and Amount of Funds or Other Consideration.

 Not applicable.

Item 4.	Purpose of Transaction.

Since the filing of Amendment No. 13 on March 21, 2007, ATTI has disposed of 408,360 Shares through charitable contributions and employee bonuses.

Item 5.	Interest in Securities of the Issuer.

(a)
ATTI, a wholly-owned subsidiary of AT&T, beneficially owns 3,267,152 Shares representing 1.6% of the outstanding ordinary Shares class. ATTOD, a wholly-owned subsidiary of ATTI, beneficially owns 500,000 Shares representing 0.2% of the outstanding ordinary Shares class. As of June 30, 2009, the capital structure of the Company consists of 203,966,000 Shares (according to Form 6-K filed by the Company on August 10, 2009). AT&T possesses ultimate beneficial ownership of the reported Shares by virtue of its ownership of ATTI and ATTOD.

(b)	AT&T beneficial ownership interest:
	Percent of class	4.8%
	Sole power to vote or to direct the vote	6,200,000 Shares
	Shared power to vote or to direct the vote	3,767,152 Shares
	Sole power to dispose or to direct the disposition of	6,200,000 Shares
	Shared power to dispose or direct the disposition of	3,767,152 Shares

ATTI beneficial ownership interest1:
Percent of class	1.6%
Sole power to vote or to direct the vote	0 Shares
Shared power to vote or to direct the vote	3,267,152 Shares
Sole power to dispose or to direct the disposition of	0 Shares
Shared power to dispose or direct the disposition of	3,267,152 Shares

ATTOD beneficial ownership interest2:
Percent of class	0.2%
Sole power to vote or to direct the vote	0 Shares
Shared power to vote or to direct the vote	500,000 Shares
Sole power to dispose or to direct the disposition of	0 Shares
Shared power to dispose or direct the disposition of	500,000 Shares

1	AT&T has ultimate control over these Shares by virtue of its ownership of ATTI.
2	Each of AT&T and ATTI has ultimate control over these Shares by virtue of their ownership of ATTOD.

(c)	During the last sixty days, ATTI disposed of Shares as follows: See Item 4 herein.

(e)	On August 21, 2009, the reporting persons ceased to be the beneficial owners of more than 5% of the outstanding ordinary Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.              Material to be Filed as Exhibits.

Exhibit No.	Description

1	Directors and Executive Officers of AT&T Inc., AT&T International, Inc. and AT&T Hedging Management, LLC (as manager of AT&T Option Delivery, LLC)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

AT&T Inc.
Dated:	August 21, 2009	By:	/s/ Rayford Wilkins, Jr.
Rayford Wilkins, Jr.
Chief Executive Officer – AT&T Diversified Businesses

AT&T International, Inc.
Dated:	August 21, 2009	By:	/s/ Rayford Wilkins, Jr.
Rayford Wilkins, Jr.
President and Chairman of the Board

AT&T Option Delivery, LLC By AT&T Hedging Management, LLC, Manager of AT&T Option Delivery, LLC
Dated:	August 26, 2009	By:	/s/ Charles P. Allen
Charles P. Allen
Director, AT&T Hedging Management, LLC

Exhibit 1

DIRECTORS AND EXECUTIVE OFFICERS
OF AT&T INC.
(as of August 21, 2009)

Name	Present Principal Occupation or Employment
Directors
William F. Aldinger III	Retired President and Chief Executive Officer, Capmark Financial Group, Inc.
Gilbert F. Amelio	Senior Partner, Sienna Ventures
Reuben V. Anderson	Senior Partner, Phelps Dunbar, LLP
James H. Blanchard	Retired Chairman of the Board, Synovus Financial Corp.
August A. Busch III	Retired Chairman of the Board, Anheuser-Busch Companies, Inc.
Jaime Chico Pardo	Chairman of the Board, Telefonos de Mexico
James P. Kelly	Retired Chairman of the Board and Chief Executive Officer, United Parcel Service, Inc.
Jon C. Madonna	Retired Chairman and Chief Executive Officer, KPMG
Lynn M. Martin	President, The Martin Hall Group, LLC
John B. McCoy	Retired Chairman and Chief Executive Officer, Bank One Corporation
Mary S. Metz	Chair of the Board of Trustees, American Conservatory Theater
Joyce M. Roche	President and Chief Executive Officer, Girls Incorporated
Laura D’Andrea Tyson	Professor of Global Management, Walter A. Haas School of Business, University of California at Berkeley
Patricia P. Upton	President and Chief Executive Officer, Aromatique, Inc.

Executive Officers
Randall L. Stephenson	Chairman of the Board, Chief Executive Officer, and President
William A. Blase, Jr.	Senior Executive Vice President – Human Resources
James W. Callaway	Senior Executive Vice President – Executive Operations
James W. Cicconi	Senior Executive Vice President – External and Legislative Affairs
Catherine M. Coughlin	Senior Executive Vice President and Global Marketing Officer
Rafael de la Vega	President and Chief Executive Officer – AT&T Mobility and Consumer Markets
Richard G. Lindner	Senior Executive Vice President and Chief Financial Officer
Forrest E. Miller	Group President – Corporate Strategy and Development
Ronald E. Spears	President and Chief Executive Officer, AT&T Business Solutions
John T. Stankey	President and Chief Executive Officer – AT&T Operations, Inc.
Senior Executive Vice President – Corporate Development
Wayne Watts	Senior Executive Vice President and General Counsel
Rayford Wilkins, Jr.	Chief Executive Officer – AT&T Diversified Businesses

DIRECTORS AND EXECUTIVE OFFICERS
OF AT&T INTERNATIONAL, INC.
(as of August 21, 2009)

Name	Present Principal Occupation or Employment

Rayford Wilkins, Jr.	Chairman of the Board and President (also Chief Executive Officer – AT&T Diversified Businesses)
William R. Drexel	Director and Senior Vice President, General Counsel and Secretary (also Senior Vice President and Assistant General Counsel – Corporate, AT&T)
Rick L. Moore	Director and Senior Vice President – Corporate Development (also Senior Vice President – Corporate Development, AT&T)
Michael Bowling	President – Mexico
Jonathan P. Klug	Vice President and Treasurer (also Senior Vice President and Treasurer, AT&T)
Richard McCormick	Vice President – Operations (also Regional Vice President – Wireless India, AT&T)
Lawrence J. Ruzicka	Vice President – Taxes
John J. Stephens	Vice President – Finance (also Senior Vice President and Controller, AT&T)

DIRECTORS AND EXECUTIVE OFFICERS
OF AT&T HEDGING MANAGEMENT, LLC
(as of August 21, 2009)

Name	Present Principal Occupation or Employment

Directors
Charles P. Allen	Assistant Treasurer, AT&T
Thomas R. Giltner	General Attorney and Associate General Counsel, AT&T
Jonathan P. Klug	Senior Vice President and Treasurer, AT&T
John J. Stephens	Senior Vice President and Controller, AT&T